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Filer: Ball Corporation

Commission File No.: 001-07349

Subject Company: Ball Corporation

Commission File No.: 001-07349

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EDITED TRANSCRIPT

BLL - Q1 2015 Ball Corp Earnings Call

EVENT DATE/TIME: APRIL 30, 2015 / 03:00PM GMT

OVERVIEW:
Co. reported comparable diluted EPS of $0.69.

Document includes important disclaimers at the conclusion of the transcribed comments.

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APRIL 30, 2015 / 03:00PM  GMT, BLL - Q1 2015 Ball Corp Earnings Call

CORPORATE PARTICIPANTS

John Hayes Ball Corporation - Chairman, President, and CEO

Scott Morrison Ball Corporation - SVP and CFO

CONFERENCE CALL PARTICIPANTS

George Staphos BofA Merrill Lynch - Analyst

Ghansham Panjabi Robert W. Baird & Company, Inc. - Analyst

Chip Dillon Vertical Research Partners - Analyst

Philip Ng Jefferies LLC - Analyst

Tyler Langton JPMorgan - Analyst

Adam Josephson KeyBanc Capital Markets - Analyst

Chris Manuel Wells Fargo Securities, LLC - Analyst

Anthony Pettinari Citigroup - Analyst

Mark Wilde BMO Capital Markets - Analyst

Al Kabili Macquarie Research Equities - Analyst

Debbie Jones Deutsche Bank - Analyst

Alex Ovshey Goldman Sachs - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. And welcome to the Ball Corporation first-quarter earnings conference call. (Operator Instructions) As a reminder, today’s call is being recorded Thursday, April 30, 2015. I would now like to turn the conference over to Mr. John Hayes, CEO. Please go right ahead, sir.

John Hayes  - Ball Corporation - Chairman, President, and CEO

Thank you, Tommy, and good morning, everyone. This is Ball Corporation’s conference call regarding the Company’s first-quarter 2015 results.

The information provided during this call will contain forward-looking statements. Actual results or outcomes may differ materially from those that may be expressed or implied. Some factors that could cause the results or outcomes to differ are in the Company’s latest 10-K and in other Company SEC filings as well as the Company news releases. If you do not already have our earnings release, it’s available on our website at Ball.com. Information regarding the use of non-GAAP financial measures may also be found on our website.

With regard to Ball’s proposed offer for Rexam, and consistent with the requirements of the UK Takeover Code, we will limit our comments regarding the transaction to three areas. Number one, what has already been made public via the 2.7 release. Number two, where we are in the regulatory process. And number three, an update of ongoing economic hedging and debt activities related to the proposed transaction.

Also note that there may be certain limitations regarding the depth of our business commentary and certain other items we would normally discuss on a quarterly earnings conference call due to the nature of the proposed transaction and UK takeover rules.

Given the nature of our proposed offer, today’s issued press release, webcast, and conference call are advertisements and should not be considered a prospectus. Investors should not make any investment decisions in relation to the new Ball shares issued in connection with the Rexam transaction except on the basis of information in the prospectus and the scheme documents, which are proposed to be published in due course.

This presentation and transcription of comments are not for release in whole or in part in, into, or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdictions. For more information on Ball’s proposed acquisition of Rexam, visit the quote offer for Rexam page on www.Ball.com.

Now, joining me on the call today is Scott Morrison, Senior Vice President and Chief Financial Officer. I’ll provide a brief overview of our Company’s performance, Scott will discuss financial and global packaging metrics, and I will then finish up with comments on our aerospace business and the outlook for 2015.

We’ve had a pretty challenging start to the year as the headwinds we acknowledged in early February around earnings translation, aluminum premiums, project startup costs, and tough volume comps in North American food and Brazil all played out in our first-quarter results. While not unexpected, they were a bit more pronounced given the first quarter is traditionally a seasonally slow quarter. Scott will go into more detail in terms of quantifying what we believe are transitory costs and headwinds.

I will note, however, that our businesses are fundamentally sound with the majority of the headwinds coming from currency translation, metal premia in Europe, and startup costs from our various projects. In total, these headwinds represented $0.16 per share in the quarter.

Overriding these challenges are the investments we are making to operationally and strategically position Ball for future growth. As everyone who follows us knows, on February 19 we announced a proposed offer for Rexam PLC that has been unanimously recommended by its Board of Directors. While we continue to make progress on the process around the proposed acquisition of Rexam — I’ll provide a brief update later — we are very focused on maximizing the value of what we currently do and have quite a number of opportunities that are at various levels of investment, whether it is the next-generation aluminum bottle shaping technology in North America for a customer under a long-term contract which is coming online this quarter; the new Oss, Netherlands specialty beverage can line that is just coming on stream and the recently announced addition of our end manufacturing capacity in our existing Lublin, Poland facility; the construction of the recently announced Monterrey, Mexico two-line aluminum beverage can facility with the majority of its capacity secured under a long-term customer contract which will start up in the first half of 2016; the construction of a new beverage can plant in Myanmar that is scheduled to begin in early 2016; a new US tinplate aerosol can manufacturing technology that will begin commercial production mid-year, expanding our aluminum impact extruded container business in the UK; and the construction of a new aluminum impact extruded aerosol facility in India, both of which we expect to begin production later this year; or the chasing of several billion dollars of outstanding commercial and governmental opportunities in our aerospace business.

As we move through 2015, we remain focused on ramping up these capital projects and profitably growing our business. We are investing in our future, focused on continuous improvement, growing our cash flow, and adhering to our historical disciplined, EVA-based capital allocation model, at the same time making investments which are largely tied to long-term customer commitments.

Regarding the Rexam transaction, we are in the midst of the various regulatory reviews around the various jurisdictions, and our conversations with the regulators are going as expected. We have received an anticipated second request from the FTC in the US and discussions are ongoing with the European and Brazilian regulators. We will keep you updated as and when there are material facts to discuss.

And with that, I’ll turn it over to Scott for a review of our first-quarter numbers. Scott?

Scott Morrison  - Ball Corporation - SVP and CFO

Thanks, John. Ball’s comparable diluted earnings per share for the first-quarter 2015 were $0.69 versus last year’s $0.81. As John alluded to, three main factors contributed to lower results in the quarter. $10 million after-tax or $0.07 of unfavorable currency effects largely due to a weaker euro. An aluminum premium headwind of $0.06 and $0.03 of start-up costs associated with over $200 million of growth capital projects coming online in the first half of 2015.

In addition, the previously disclosed loss of the major food can customer in North America and anticipated lower year-over-year beverage can demand in Brazil following last year’s World Cup were also factors. To sum up what will likely be a question during Q&A, we continue to anticipate significant free cash flow generation in 2015 in the range of $600 million excluding cash costs associated with the Rexam transaction.

It is expected that our dividend will remain unchanged during the proposed acquisition process, and we are not precluded from acquiring Ball stock during this process; however, the allocation of capital towards share repurchases will be opportunity dependent.

For the full year 2015, here’s an update on certain financial metrics. CapEx should be in the range of $400 million if project dollars are spent on schedule. Interest expense will be roughly $147 million excluding debt refinancing and other costs. The effective tax rate now is expected to be just over 27%, and corporate undistributed will increase closer to $90 million due to deferred comp costs related primarily to the retirement from long-standing Board members and the deferral of their stock which will hit in the second quarter, and then corporate undistributed should decline to less than $20 million quarterly run rate thereafter.

In February, the Company entered into GBP3.3 billion sterling unsecured bridge loan agreement to provide financing necessary to pay the cash portion of the proposed offer for Rexam, and we also entered into a new $3 billion revolving credit facility to replace the existing $1.1 billion bank credit facility we had, redeem the 2020 and 2021 senior notes, and provide ongoing liquidity for the Company.

The redemption of the 6.75% and 5.75% bonds totaling $1 billion resulted in a pretax charge of $57.5 million in the first quarter. Also in the first quarter, we entered into economic hedges to reduce currency exchange rate exposure associated with the British pound denominated cash portion of the announced acquisition for Rexam. And also entered into derivative financial instruments to mitigate exposure to interest-rate changes associated with anticipated debt issuances also in connection with the cash portion of this proposed transaction. Details on these economic hedges are provided in note 2 of today’s earnings release.

As a heads up and given the size of the proposed offer for Rexam, these economic hedges can and likely will cause disruption to quarterly GAAP earnings and could accumulate to a sizable figure given currency rate volatility and the projected timeline associated with the proposed transaction. We will continue to break out these items to provide as much transparency as possible.

As a result of all the debt-related activity in the quarter, net balance sheet debt at the end of the first quarter was approximately $3.3 billion. Credit quality and liquidity of the Company remains quite strong with comparable EBITDA to interest coverage of 5.6 times and net debt to comparable EBITDA at 2.8 times. The Company has enough committed credit and available liquidity at quarter end to consummate the proposed Rexam transaction and to provide ongoing liquidity for the Company.

For a complete summary of first-quarter 2015 results on a GAAP and non-GAAP basis and details regarding the first quarter, please refer to the notes section of today’s earnings release, which includes the simplified table format summarizing business consolidation activities.

Now moving to operations. Our metal beverage Americas and Asia segment comparable earnings for the first quarter of 2015 were flat year over year with excellent North American performance offsetting difficult comps in Brazil following last year’s World Cup where our volume was down mid to high single digits in the quarter. As we commented in the earnings release, China volumes were up in the period while profitability was relatively flat year over year due to lower pricing in the region.

Within the segment, we are orienting growth capital to serve the growing demand for specialty and beer packaging in northern Mexico. The majority of the new Monterrey plant’s capacity is under a long-term contract and the plant will ramp up in the first half of 2016.

European beverage comparable earnings were down just over $26 million in the first quarter as unfavorable earnings translation accounted for roughly half of the decline. $8 million of aluminum premium headwinds, and $3 million of start-up costs associated with the Oss and Lublin capital projects outweighed relatively flat volumes in the quarter.

As I said in February, on a constant currency basis, we expect European beverage operating earnings to increase in 2015 as the aluminum premium headwinds and start-up costs ease second half of 2015.

Food and household comparable segment earnings were down in the quarter as segment volumes declined mid-teens following the well telegraphed customer shift in US food cans. Excluding this customer shift, our volumes were flat versus industry volumes down mid-single digits through February. The segment was also impacted by a couple million dollars unfavorable earnings translation related to the European aluminum aerosol business.

Our global extruded aluminum product line continues to perform at a high level and global aerosol volumes have held up well year to date. We continue to focus on improving manufacturing performance, ramping up the next generation steel aerosol can manufacturing technology, and further growing the extruded aluminum businesses in Europe and India. There will continue to be difficult quarter-over-quarter comps in the food and household segment throughout 2015 related to the customer shift.

In summary, our global packaging businesses are focused on executing on an extraordinary amount of capital and systems projects. It’s an exciting time, and an amazing amount of effort is being put in to improve an already exceptional set of assets. Thank you to everyone at the plants and the folks that support them at the corporate level.

With that, I’ll turn it back to you, John.

John Hayes  - Ball Corporation - Chairman, President, and CEO

Great. Thanks, Scott. Our aerospace business reported a solid quarter given the difficult comps they were up against. Contracted backlog ended the quarter at $714 million an anticipated reduction year over year as we await word on program bids that are in process.

Our capabilities and products are well positioned as affordable solutions, and there are a number of awards that we expect to take place throughout 2015. The employee base at aerospace continues to perform exceptionally well on existing programs, and just this month was awarded its third consecutive Boeing supplier award for high performance avionics as well as a silver Supplier Excellence award and a business management award from Raytheon for our work in the tactical products area.

Now looking out across our Company today, we have a lot of execution in front of us now and in the future to reap the rewards of the capital projects coming online in the second half of 2015 and early 2016 as well as reaching completion on the proposed offer for Rexam. In the near-term, our businesses are generating significant free cash flow. From a comparable net earnings perspective versus 2014, the best we can do is offset everything other than the currency effects that are expected to continue through the rest of 2015.

While metal premiums and startup costs will persist as headwinds in the second quarter and currency translation will remain a headwind for the balance of the year, our business remains solid. Everyone at the Company is working hard day and night and day in and day out improve Ball for the long-term benefit of our fellow shareholders.

And with that, Tommy, we are ready for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) George Staphos, Bank of America Merrill Lynch.

George Staphos  - BofA Merrill Lynch - Analyst

Thanks, everyone. Good morning and good luck with everything that you have from an operating standpoint. I’ll ask two questions and turn it over.

John, to the extent that you can comment on the Monterrey facility, the startup seems to be quite quick relative to the announced date. Now certainly, you’re not novices in building beverage can plants but can you comment as to what hurdles may exist at all in building the Monterrey facility? Why it seems to be coming up so quickly? Can you comment at all in terms of the length of contract with the majority customer there? And then I had one quick follow-on. Thank you.

John Hayes  - Ball Corporation - Chairman, President, and CEO

The reason why we’re moving expeditiously on this is because the customer is in strong need of cans for their business. We have been working with them for a while on this so this is nothing new. I do think that the startup that we have all hands on deck with respect to it. We are moving dirt, we’re starting to put in — build the facility as we speak right now. So while it may look like it’s a quick start up, we’re pretty confident that will be able to achieve that.

With respect to the customer contract, I’d rather not go into detail other than to say it is a long-term contract for their beverage can needs.

George Staphos  - BofA Merrill Lynch - Analyst

Okay, understood. And then related beverage packaging question. Can you comment at all in terms of the next technology in aluminum bottles, a new shape and size initiative that you have. Anything you could share here would be great and will turn it over.

John Hayes  - Ball Corporation - Chairman, President, and CEO

Yes, George, we’re as I mentioned I think in my comments and even on the February 5 call, we expected it to be starting up late in the first quarter/early second quarter and that’s exactly where we are.

It is new technology so it always has its ups and downs. But as I said before, we have all hands on deck getting product into the warehouses so that we can sell to the customer as we move forward.

We are excited about the technology as it is a version 2.0 relative to the Alumi-Tek bottle, and I think from a capability point of view, it’s going to show the world that we are doing some pretty neat things in terms of aluminum bottle cans.

Operator

Ghansham Panjabi, Baird.

Ghansham Panjabi  - Robert W. Baird & Company, Inc. - Analyst

Just in light of where the first quarter shook out, can you just sort of give us an updated view on the 2015 volume outlook for your various end markets and geographies?

John Hayes  - Ball Corporation - Chairman, President, and CEO

Yes, sure, Ghansham, let’s start in North America — let’s start in the beverage can businesses. In North America I don’t think we see any appreciable changes. What we are seeing is strong specialty growth, and that’s largely offsetting the standard 12-ounce container declines. I think the market was off in the first quarter almost 1%. We were off a touch more but nothing appreciably, and it just had to do with timing of certain things.

The same trends that we’ve seen historically we continue to see here, which is softer 12-ounce, stronger specialty, continued penetration in the beer category. But the overall beverage category is to be relatively flat to down. So the can is generally winning relative to other substrates.

I think in Europe, you know we — the market was up a couple of percent. We were roughly flat, up very slightly. But again it was first quarter. Recall that 2015 doesn’t have any special events related to World Cups or European championships, and so we expect a couple of percent growth in the European market. I will say that we are hand to mouth right now relative to cans as we enter into the summer. So the capacity is quite tight. It’s important that our folks are working well on getting the Oss capacity up on stream.

Down in Brazil, we were impacted this first quarter largely by customer mix. We service a customer that wasn’t doing so well, and another customer that we don’t service was doing much better. So, we were down a little bit more than the market. But we had anticipated the overall market to be to be relatively flat for 2015, and I think that’s exactly what we see. And so, we think our volumes will normalize as we go through the balance of 2015.

And then in Asia, as Scott had mentioned on the February 5 call, we are seeing good volume growth but unfortunately the pricing environment is very challenging, so it’s really not contributing any more profits to where we are. And we expect the volumes to continue probably not as much as in the first quarter. We had a little bit later of a Chinese New Year, and so I think that helped out. We saw strong growth. The industry was up about 17%, and so we don’t expect that but certainly double-digit growth as we go into 2015, we would continue to expect.

And then on the food and household product side, you know on the aerosol side, we are doing well both on the aluminum and the tinplate. We were up kind of low- to mid-single digits in both of those categories. Europe was a little bit slow only because we are so tight in capacity, and that’s why we’re putting new capacity in UK.

And in the food can business, we talked about the declines. When you really strip out the customer that we lost, we were flat year over year and actually up slightly in the first quarter while the overall market was down.

But again, let’s not forget that first quarter is a seasonally slow quarter. So as we look out to the balance of the year, nothing has changed appreciably relative to our volume expectations for the industry or our own business.

Ghansham Panjabi  – Robert W. Baird & Company, Inc. - Analyst

Okay. And just one more if I could on the pending merger with Rexam and the timeline uncertainty associated with that. Has that made any difference, John, as it relates to customer churn in any region geographically so far? Thanks, so much.

John Hayes  - Ball Corporation - Chairman, President, and CEO

No, Ghansham, no it has not. Our contracts are usually multiyear by nature. Most of them were concluded in the fall to early winter last year, so it was prior to the Rexam announcement. We see no changes.

Ghansham Panjabi  - Robert W. Baird & Company, Inc. - Analyst

Great, thanks so much.

Operator

Chip Dillon, Vertical Research Partners.

Chip Dillon  - Vertical Research Partners - Analyst

When you look at the free cash flow guide for the year, Scott, you mentioned it would be excluding cash costs of hedges, etc., or involved in the acquisition of Rexam.

And I guess, if we assume it doesn’t close this year can you give us a range of what those cash costs could be?

Scott Morrison  - Ball Corporation - SVP and CFO

That’s not related to the hedges. What I meant were the transaction costs, the cash transaction costs that we will have. And this year is kind of hard to handicap, but they could be upwards of $40 million this year.

John Hayes  - Ball Corporation - Chairman, President, and CEO

And Chip, those have to do with legal fees, it has to do with commitment fees, accounting, financial advisor fees, things like that.

Scott Morrison  - Ball Corporation - SVP and CFO

The bulk of the fees get paid on the closing of the transaction, so all of that kind of flushes through at once.

Chip Dillon  - Vertical Research Partners - Analyst

I see. But that $40 million could occur before closing and this year, if closing is next year.

Scott Morrison  - Ball Corporation - SVP and CFO

That’s correct.

Chip Dillon  - Vertical Research Partners - Analyst

Okay, and then I might have missed this, but could you give us a breakdown of the volumes in the Americas beverage segment in the first quarter by North America, Latin America, and Asia?

John Hayes  - Ball Corporation - Chairman, President, and CEO

Yes, actually I think I just went through it, but I’m happy to do it real quickly again. In North America, overall market was down about 1%. We were down slightly more than that but it just had to do with geography and mix. There’s nothing appreciably different there.

In Brazil, the overall market is down a couple of percent, we were down a touch more than mid- to upper-single digits. It largely had to do with our customer mix. We had a customer that wasn’t performing as well relative to some others that we don’t do business with.

And then in the Asia business it was up nicely double digits decently, and the overall market was up 17%. As I mentioned also, unfortunately, it didn’t really contribute too much to the improved profitability because the pricing has been quite challenging there.

Chip Dillon  - Vertical Research Partners - Analyst

Got you. And then just as a last one, I know on the last call you mentioned expected tax rate around 26%. Now it’s a little over 27%. Is that just related to currency and the impacts there, or are there other factors going on?

Scott Morrison  - Ball Corporation - SVP and CFO

No, it’s more just kind of the mix of earnings where we’re making the money.

Chip Dillon  - Vertical Research Partners - Analyst

I see, okay.

Scott Morrison  - Ball Corporation - SVP and CFO

We’re making little bit more money in higher tax rate jurisdictions.

Chip Dillon  - Vertical Research Partners - Analyst

I see. Okay, that’s helpful. Thank you.

Operator

Philip Ng, Jeffries.

Philip Ng  - Jefferies LLC - Analyst

Can you help frame the sensitivities in the metal premium to your EBIT and what is the lag I guess associated with the P&L? I would imagine you have some hedges. And at this point, if it stays flat, what is your expectation for aluminum premiums being a drag for 2015?

Scott Morrison  - Ball Corporation - SVP and CFO

Well, it cost us $8 million in the first quarter. There really isn’t a — there really aren’t hedges for this premium, this is really European premium and there’s just starting to be a market to be able to hedge those premiums but historically there has not been. So most of that — it flows through and so it flows through timing wise more higher inventory will flow through.

So there’s about a quarter lag probably to seeing lower prices from the decline in the premium. So that’s why we say in the first quarter we had a big hit, it will moderate in the second quarter, and then we should be able to — we should offset that kind of the drag that we’ve had in the first half of the year in the second half if the premiums continue on the trend they’ve been on.

Philip Ng  - Jefferies LLC - Analyst

Okay. All right, that’s helpful. And I understand Constellation is pushing can’t aggressively for the Corona business. How much of that new Monterrey capacity you bring on is actually coming back in the US rather than Mexico? And are you guys ultimately displacing glass or other beverage cans suppliers selling to other brewers? And how does that margin profile stack up relative to your other businesses?

John Hayes  - Ball Corporation - Chairman, President, and CEO

I’d rather not specifically comment on the customer names and other things, but we do expect a fair number of those cans, given what our customers do, will be an export from Mexico. And they have been building a very large, perhaps the largest brewery in the world and they’ve been doing quite well. And so, I think that should be helpful to us.

I’m not sure I understood your question about margins. Were you talking about relative to glass and for that customer or —?

Philip Ng  - Jefferies LLC - Analyst

No, just relative to the rest of your portfolio on the bev can side because you don’t have a footprint in Mexico, at least based on my understanding.

John Hayes  - Ball Corporation - Chairman, President, and CEO

No, but we are going to be servicing a lot of the quality and customer service out of our existing North American business. So just think about this as being a new plant, and there’s not tremendous amount of additional overhead built other than what would be at the plant level.

Philip Ng  - Jefferies LLC - Analyst

Got you. But the margin profile then I guess would be comparable to what you’re generating in North America? Is that good way to think about it?

John Hayes  - Ball Corporation - Chairman, President, and CEO

Yes, said another way, it generates the economic returns that we look for.

Philip Ng  - Jefferies LLC - Analyst

Okay. And just one last one for me, I guess for Scott. You know you are off to a slower start to the year and part of that is FX and some one off issues. What are some of the levers you guys are pulling to be able to hit that $600 million free cash flow number. Thanks.

Scott Morrison  - Ball Corporation - SVP and CFO

Yes, the earnings are little bit softer, but we said coming into this year, it’s really not that different from where we sat in February we did the call. We expect working capital to be another source of cash flow this year, and we continue to believe that. So that’s where it’s coming from.

John Hayes  - Ball Corporation - Chairman, President, and CEO

And let’s not forget some of the earnings — the earnings shortfall related to currency translation, that is a noneconomic — that is not necessarily cash, that’s just translation of earnings from, in this case, euros to dollars. So that doesn’t necessarily have an appreciable impact on cash flow.

Philip Ng  - Jefferies LLC - Analyst

Okay, that’s helpful. Thanks, guys.

Operator

Tyler Langton, JPMorgan.

Tyler Langton  - JPMorgan - Analyst

Just with Oss, should the startup costs start to move a fair amount lower as we head through the year?

Scott Morrison  - Ball Corporation - SVP and CFO

Yes, we expect that. Both — Oss is up and running producing cans now and you know there’s a learning curve to that. And then for Lublin we are putting in another end module there and hired the people for that. And so that will move. But as you get through this — kind of into the second half of the year a lot of those costs should dissipate or should reduce.

Tyler Langton  - JPMorgan - Analyst

Okay, great. And then just in terms of productivity, obviously, that was a big help for Europe in 2014. Just looking for 2015, can you just share some thoughts on sort of productivity cost-out gains that you think you could get both in Europe and North America?

Scott Morrison  - Ball Corporation - SVP and CFO

On the Europe side, they continue to make good progress on cost-out. It’s a little bit of a mixed bag right now because you are ramping up costs to deal with the new line and the new end module. But if you take a step back from that they’re still doing a good job of taking cost out. And North America is always on that plan of always maximizing, reducing costs. The performance in North America has been very solid because of that.

Tyler Langton  - JPMorgan - Analyst

Got it, thanks. And then just with Asia, I think you said it was up double digits. Is that a lot just from timing? And then can that rate — what sort of rate are you looking for, for the rest of the year? And then just given your capacity, can you continue to grow with the market?

John Hayes  - Ball Corporation - Chairman, President, and CEO

You know, it’s going — we’re going to get a point where we’ve been — the first quarter was a lot stronger than we thought, and we’re not investing in China because we don’t think it could be the pricing environment is such that we could make the returns that would we would require as part of that.

So I would expect the from an industry perspective we still see strong beverage can growth. I think it will moderate a little bit. As I said, we were helped by the Chinese New Year, the timing of Chinese New Year this year. The overall beer market is relatively flat in China. But you are seeing very good can penetration growth rates and that’s what’s been driving it, particularly on the high-end of the beer category in China. But, as I said also, we are not going to be investing unless we can make economic returns.

So, we’re going to start to hit capacity utilization issues probably later on this year. And I certainly hope, although we have not seen it yet, that the supply-demand situation will tighten up to a point where pricing gets more moderated.

Tyler Langton  - JPMorgan - Analyst

Okay, great. Thanks so much.

Operator

Adam Josephson, KeyBanc.

Adam Josephson  - KeyBanc Capital Markets - Analyst

Scott, one more on the premiums. At current prices, you said you might get back in the second half what you expect to lose in the first half. Would you expect a reasonable benefit in the first half of next year as well, again at current prices?

Scott Morrison  - Ball Corporation - SVP and CFO

There are a lot of assumptions in that question. So, yes, if prices stay lower it would be helpful in 2016.

Adam Josephson  - KeyBanc Capital Markets - Analyst

By roughly the same amount that it would be a drag on the first half of this year roughly?

Scott Morrison  - Ball Corporation - SVP and CFO

Yes, that’s fair estimation.

Adam Josephson  - KeyBanc Capital Markets - Analyst

Okay, just a couple of others. John and Scott, you talked about the growth projects, $200 million or so that you are spending on them. Is there any way to give us a rough sense as to the eventual benefits that you expect from those projects once they are fully ramped up?

John Hayes  - Ball Corporation - Chairman, President, and CEO

Well, you know they’re all different. But if you just say Ball is an EVA company and it expects to make at least 9% after-tax — obviously, at the weight average, the tax rate — but call it 15% pretax on $200 million of capital. So that’s what? $30 million of EBIT, and that’s probably a minimum benchmark that we would look towards.

Adam Josephson  - KeyBanc Capital Markets - Analyst

Thanks for that, John. And just one on the proposed transaction with Rexam. Assuming it closes is with limited divestitures, can you give us a rough sense as to what your currency exposures would be, euro, ruble, etc., as a total Company?

Scott Morrison  - Ball Corporation - SVP and CFO

It would move this is a total Company to probably 50% US dollar, 50% rest of the world currencies with the rest of the world currencies a big chunk — the vast majority is euro, rubles and things like that are really small.

Right now, for Rexam, I think there about 5% of revenues so on a combined business it’s 2% or 3%; sterling kind of the same thing, 2% or 3%. So the vast majority is euro and dollar.

Adam Josephson  - KeyBanc Capital Markets - Analyst

Great. Thanks a lot, Scott. Appreciate it.

Operator

Chris Manuel, Wells Fargo.

Chris Manuel  - Wells Fargo Securities, LLC - Analyst

Just a couple of questions for you, first on some stuff on Monterrey and then the second on aluminum premium. But with respect to Monterrey, will both lines be on stream in 2016, or is that staggered one line 2016, one coming after? And are you shipping to that customer today from facilities in North America, or is this all incremental volume to you?

John Hayes  - Ball Corporation - Chairman, President, and CEO

First, both lines will not be coming up at the same time, but they will be — we’re putting them in at the same time. One will start up and then shortly thereafter, probably a quarter, maybe two quarters beyond that, the second line will start up.

And then with your other question, yes, we currently are shipping certainly not near the level that we will be manufacturing. But as they start to ramp up, we are seeding volume for them.

Chris Manuel  - Wells Fargo Securities, LLC - Analyst

Okay, that’s helpful. And then with the aluminum premium amount question, Scott, can you maybe give us a sense of — this it’s kind of a follow-up to Adam’s question. But absent — it sounds like this year is going to end up being somewhat neutral without the first half benefit in the second half.

Maybe if you think of it cumulative, the last two, three, four years, how much of a hit that you haven’t recovered do you feel you’ve had to endure, specifically to aluminum premium?

Scott Morrison  - Ball Corporation - SVP and CFO

Let’s say even if we were recover what we gave up — what we give up in the first half of the year in the second half of the year, that premium is still at an elevated level over what it was back in 2013.

Chris Manuel  - Wells Fargo Securities, LLC - Analyst

Yes.

Scott Morrison  - Ball Corporation - SVP and CFO

And so the premium appears to be heading back to kind of that 2013 level or below. So I would say this more upside to that. How much, I’m not going to predict at this point.

Chris Manuel  - Wells Fargo Securities, LLC - Analyst

No, that’s not what I’m trying to get at. I guess what I’m trying to understand is if you — how much of a hit did you have in 2014? How much was the hit in 2013, etc., that you’re still technically — or not technically but cumulatively behind?

Scott Morrison  - Ball Corporation - SVP and CFO

It’s still going to be north in 2014. I think we’ve said it’s going to be EUR15 million.

Chris Manuel  - Wells Fargo Securities, LLC - Analyst

Right.

Scott Morrison  - Ball Corporation - SVP and CFO

In 2013, it was EUR8 million and that was off of the [2012] number, right?

Chris Manuel  - Wells Fargo Securities, LLC - Analyst

Okay, that’s helpful.

Scott Morrison  - Ball Corporation - SVP and CFO

So I think there’s more to go.

Chris Manuel  - Wells Fargo Securities, LLC - Analyst

No, that’s helpful. That’s what I was trying to understand. Thank you.

Operator

Anthony Pettinari, Citibank.

Anthony Pettinari  - Citigroup - Analyst

Just a follow-up on the last question. With premium last year, there was a lot of talk about the need to fix contracts in Europe passed along the premium, and now I guess those calls have died down.

Regardless of where the premium is week to week, is it a long-term priority to get contracts in Europe more in line with North America so that you can pass along premium, or are you thinking that this as kind of a big issue that seems like it may be resolved or is not going to be a long-term problem as you look out to the rest of the year in 2016 and 2017?

Scott Morrison  - Ball Corporation - SVP and CFO

Go ahead, you start off.

John Hayes  - Ball Corporation - Chairman, President, and CEO

I was going to say I think strategically we are not in the business to be taking the risks that are not in our control. And so this is something that for many, many years the European premium really didn’t move at all. So it was never viewed as a risk.

I think starting in 2013, we started to identify it. We have been trying to take the necessary actions to derisk our business, but we work in a very competitive environment. And so, you can do certain things with certain customers if they agree to and if they have alternatives, you’re not able to do those types of things. So it is our strategic intent to reduce the risk of things we can’t control in our business. That may be a bit cryptic but that’s another way of saying we are trying to work with our customers on this.

Scott Morrison  - Ball Corporation - SVP and CFO

I would say the one addition to that, the difference now versus where we sat a year ago or two years ago is there is a developing market to be able to hedge that premium. And so when you enter into contracts going forward, while it is still a relatively new market it appears that you’ll have an ability to hedge that premium. So, I would agree with all of John’s comments. The new fact is the ability to hedge it potentially, which can also reduce that volatility.

Anthony Pettinari  - Citigroup - Analyst

Okay, that’s very helpful. And then just switching to Americas. In North America, on the specialties side you had a competitor that faced some margin compression in specialties last year. As you look at your specialty business in the Americas, understanding volumes appear to be fairly strong, would you describe your margins in specialties as stable? Are they up or down? And then you talked about an acquisition of a small easy-open end business, I think in Ohio. I was wondering if you could just give a little bit of color on that.

John Hayes  - Ball Corporation - Chairman, President, and CEO

First with respect to specialty margins, we see no appreciable change to where our margins are. I think what you’re referring to is from a competitor. That was on a specific size that while we participate in it, isn’t a huge part of our portfolio. And I think it was isolated to a competitive situation on that size.

With respect to the acquisition of the Sunoco Phoenix EZO end facilities, yes, we are quite excited about that. We didn’t talk too much about it but it’s a — we have not — we brokered EZO ends from the Sunoco Phoenix business for many, many years and, as the market continues to decide whether it’s — one year they’re going strong in the EZO, the next year it is out. We thought it was a good value for us to get into that business.

It’s not — at the end of the day the profitability of it isn’t material to our Corporation and we didn’t disclose it. It’s nice but it’s not material. So I don’t think you’ll see a huge change in that, but it does provide a capability that we were lacking in terms of our customer needs.

Anthony Pettinari  - Citigroup - Analyst

Okay, that’s helpful, I’ll turn it over.

Operator

Mark Wilde, BMO Capital Markets.

Mark Wilde  - BMO Capital Markets - Analyst

I wondered — on the Rexam call they mentioned that the German market seems to be picking up. Are you guys seeing much evidence of that?

John Hayes  - Ball Corporation - Chairman, President, and CEO

Yes, we are. The overall German market in the first quarter was up, I think, around 15% or so largely driven by — we’ve talked for years that the big breakthrough for Germany with likely be once the big discounters, Aldi, Lidl start to list cans and it was in the first quarter that both entities started listing it. So that’s exciting.

I think as we look forward you should expect the German market to continue to grow. How quickly and whether or not it gets back to that 6 billion to 7 billion units it once was, it’s premature to say that. But the key to it was getting distribution of cans throughout Germany, and now that’s in place.

Mark Wilde  - BMO Capital Markets - Analyst

And so John, right now, just to size that market would be somewhere between 3.5 billion and 4 billion is that about right?

John Hayes  - Ball Corporation - Chairman, President, and CEO

I think it’s less than that. And again, you have to parse out what is consumed in Germany versus what is exported from Germany. And I think the consumed in Germany is much closer to about over between 1.5 billion and 2 billion units. Probably closer to 2 billion units. And then there’s another billion or so, if not a little bit more, that are exported, filled and exported from Germany. What I was referring to really was the consumption in Germany.

Mark Wilde  - BMO Capital Markets - Analyst

Yes, okay. The other question I had is just going back to the third quarter call. It sounded like you thought you would be getting some news on aerospace contracts somewhere around year-end. And it seems like out here at the end of April there’s been some delay in some of those contracts being granted. Can you just update us?

John Hayes  - Ball Corporation - Chairman, President, and CEO

Yes, you know there’s really no update. We still have a tremendous amount of opportunities we are chasing. The backlog did go down a little bit, but nothing has changed in terms of the balance of 2015. I’ve long since abdicated the ability to predict when the timing of some of these things will happen, but I think the opportunities that longer-term hasn’t changed at all.

Mark Wilde  - BMO Capital Markets - Analyst

Okay, very good, thanks.

Operator

Al Kabili, Macquarie.

Al Kabili  - Macquarie Research Equities - Analyst

Scott, I was wondering if you could give us a little bit of color on the hedges related to the proposed Rexam acquisition. Is there a specific sterling-US dollar rate that you locked in with the hedges for the cash portion or maybe some sensitivity around exchange rate fluctuations there? Thanks.

Scott Morrison  - Ball Corporation - SVP and CFO

There will be some color on it in the Q, but we really did most of this through various types of collar structures. So there’s a range of rates. So there really isn’t just one rate. And it was really to ensure that the economics on pretty close to the day we agreed to the deal that that’s the economics that we’ll end up with when we close the deal. So there really isn’t just one rate that you can peg. But it will give a range in the Q as to what that range might be.

Al Kabili  - Macquarie Research Equities - Analyst

Okay, all right, we’ll look for that. And then also just on the bridging the decline in the Europe beverage earnings EBIT. Was there anything else besides the FX, metal premiums and start-up costs that had weighed on first-quarter results? Because by my math, excluding the cost you laid out, there was still may be of $5 million gap down year over year there.

John Hayes  - Ball Corporation - Chairman, President, and CEO

A lot of it was timing is what I would say. Recall that on the February 5 call and maybe even the call back in October, we talked about pricing in Europe was a little bit more challenging than what we would’ve liked. And so, there was little bit of pricing, not huge, but a little bit.

So I wouldn’t read too much into that. As Scott had said in his prepared remarks, we expect for the full-year 2015 on a constant currency basis that our profitability would be up in that segment.

Scott Morrison  - Ball Corporation - SVP and CFO

Maybe your math was — let me clarify on the math. It was down $26 million, $13 million of that was currency, $8 million of that was metal premium, and $3 million was startup cost. So I get to $2 million. So the $2 million that John is talking about and maybe a little absorption is the $2 million.

John Hayes  - Ball Corporation - Chairman, President, and CEO

Yes.

Al Kabili  - Macquarie Research Equities - Analyst

Okay, that helps a bunch. All right. Thanks, Scott. Thanks, John for that. And then related to that is just your share in Europe — did you see any appreciable change there? I know you had kind of underperformed the market a little bit. One of your peers outperformed significantly. I know there are some geographic differences and customer differences there. But how do you feel your share in Europe is tracking this year?

John Hayes  - Ball Corporation - Chairman, President, and CEO

I think we expect for the full-year — you really can’t take the first quarter and extrapolate out because it’s the seasonally slowest quarter. We lost a little bit of share in the first quarter, but it really just had to do with exactly what you said. It depends upon geography and where the weather is warm and where the weather is cold.

Our soft drink was a little bit stronger than we expected and our beer was little bit weaker than we expected, and it had to do with the various geographies. We were a little bit softer in the UK than the overall market, but that just had to do with the customer mix we had there.

We were, as we talked about, strong in Germany. In France, it was a little bit weaker but that had to do with soft drinks. So I wouldn’t read too much into it.

Al Kabili  - Macquarie Research Equities - Analyst

Okay, thanks. And then final question I guess, John, is — to the degree you can in this type of forum comment, but just in terms of the customer reaction to the proposed Rexam acquisition how you’re feeling, if there’s been any surprises there. Thanks.

John Hayes  - Ball Corporation - Chairman, President, and CEO

Well, you know we did talk about this. On the February 19 call people had asked had we talked to customers at that time, and the answer was no because we hadn’t announced a transaction. We’ve been very actively engaged with our customers, not only as part of the regulatory approval process but it’s an opportunity to really articulate what the benefits to the customer are to them in terms of broadening the geographic footprint, leveraging the innovation, ensuring the can is the most competitive from a cost point of view, sustainability, all those various things. And so when you ask is if there’s surprises relative to the customer discussions we’ve been having, the short answer is no only because we had discussions with our customers about all those things in the past — broadening the footprint, sustainability, making sure we are as cost competitive as possible, and leveraging our innovation.

Al Kabili  - Macquarie Research Equities - Analyst

Okay, I appreciate it. Thanks, good luck.

Operator

Debbie Jones, Deutsche Bank.

Debbie Jones  - Deutsche Bank - Analyst

I wanted to talk a little bit about specialty cans. You mentioned this earlier. I’m just wondering how far do you think this trend can go maybe by region. I know Anthony asked about pricing, but just — this investment in general can it generate the same return for you as it did maybe 3 to 5 years ago?

John Hayes  - Ball Corporation - Chairman, President, and CEO

Well, you know people always try and categorize it as 12-ounce — in North America, 12 ounce and specialty. And specialty is 20 plus different sizes. So we have to be careful when we describe it. And there’s also maturity curves on each and every one size as time goes on.

What we are trying to do and have been successful in doing so far is to continue to be out in front relative to different can sizes whether it’s heights, whether it’s diameters, whether it’s the amount of product that goes in the container. So, let’s be careful when we talk about specialty.

But specialty continues to grow. And just to get — on the February 5 call, we said in 2014 it’s reached about 28% of our portfolio. By my math in the first quarter it was 30% of our portfolio. We saw good growth in North America. We saw good growth in Europe. We saw very good growth off a very low base in Asia. We didn’t have the growth in Brazil only because our volumes were down.

But what we’ve been seeing is here in North America, for example, we’ve been relatively flat [volume] over the last 18 if not a couple of years because the standard 12-ounce, largely in the soft drink segment, have been declining kind of mid-single digits and specialty has been growing double digits. And you combine those two on a weighted average basis and you get relatively flat.

Answering your question about the returns of new investments relative to 3 to 5 years ago, the biggest difference is that specialty is becoming of a size now that we are dedicating lines to specialty formats, where in the past our investments were much smaller because it was converting 12-ounce lines to specialty containers. And any time you have a conversion the returns are probably a little bit better there because you’re not putting in bricks and mortar and other things like that. But having said that, the investments we are making and specialty in terms of new capacity in bricks and mortar, we are still satisfied what the returns there.

Debbie Jones  - Deutsche Bank - Analyst

Okay, thanks. That’s helpful. And my final question, just could you just comment on pricing in China whether you’re going to be more or less optimistic about the structure going forward?

Scott Morrison  - Ball Corporation - SVP and CFO

I’m not that optimistic in the near-term because I think there’s still a lot of capacity. So I think the pressure is going to continue to be on. So, we are doing everything in our power to take out costs and become more efficient to be able to perform.

Debbie Jones  - Deutsche Bank - Analyst

Okay, great. I’ll turn it over. Thank you.

Operator

Alex Ovshey, Goldman Sachs.

Alex Ovshey  - Goldman Sachs - Analyst

Can you provide some color on the Mexico bev can market? What is the size of the market before you put in your capacity? What have the historical growth rates been? What’s the mix between can and glass?

John Hayes  - Ball Corporation - Chairman, President, and CEO

Well, why don’t I take a first crack at that. It’s important to point out that — someone asked this question earlier that a fair amount the majority of the cans that we will be making in Mexico we expect to be exported to other markets outside of Mexico. And so while your question is relevant, it may be less relevant relative to this investment.

But the overall can market, I forget off the top of my head the exact size of it. I think it’s about 11 billion [units] or so. It’s been growing 3% to 5%, and the can mix, again beer versus soft drink, we are seeing the same thing down in Mexico terms of beer that we’ve been seeing around the world where there’s been a trend towards cans relative to glass. I think it’s around 30% or so right now, and that’s been up from 20% probably a few years ago.

On the soft drink side, it’s still largely a PET business, although the can penetration is kind of probably in and around 10%, which we see in many other parts of the world.

Alex Ovshey  - Goldman Sachs - Analyst

Okay. Thank you for that color, John. And then just on the aluminum premium, a lot of people asked a number of questions around it, but maybe to sum up what I heard — you said it was about a EUR8 million headwind in 2013 about a EUR15 million headwind in 2014 and then this year if all goes to plan, it’s sort of a wash? So entering 2016, is it fair to say that sort of the unrecovered number in aluminum premium is about EUR23 million? Is that a reasonable way to think about it?

Scott Morrison  - Ball Corporation - SVP and CFO

I’m not going to predict what’s going to happen in 2016, but I don’t — you know, your math is correct.

Alex Ovshey  - Goldman Sachs - Analyst

Okay. Thanks, Scott.

John Hayes  - Ball Corporation - Chairman, President, and CEO

It really has to do with at the end of the day what the metal premium level is. And it spiked to a record high in the first quarter. It’s been coming down. Where it settles and where, as Scott said, with the ability going forward to be able to hedge how we do that and how we neutralize it, it’s premature to speculate. But as Scott said, your math is correct.

Alex Ovshey  - Goldman Sachs - Analyst

Okay. If I could just ask one more on working capital, would you be able to tell us a range that you expect the working capital number to benefit cash flow in 2015? And then maybe thinking beyond this year, what are the metrics on working capital that we as outsiders should be looking out to be able to say whether or not there is further runway for working capital improvements beyond this year?

Scott Morrison  - Ball Corporation - SVP and CFO

Sure, I think that getting to a number, I think the working capital benefit this year will be a little greater than it was last year. A lot of that has to do with improvements that we are making — I am sorry, it would be a little less than it was last year. I apologize.

But a lot of the improvements that we’re making have to do with systems that allow us to manage inventories better. The businesses have done a fantastic job of reducing inventory. There are also things that have gone on on the receivable side and the payables side, but a lot of it has to do with inventory and the investments we’ve been making.

And so, how much more of that we can get, I don’t know. Each year we seem to be able to come up with sources over the last number of years. At some point, you kind of have to hold serve and that won’t continue. But at least for 2015, we see a good source of — from a working capital standpoint.

Alex Ovshey  - Goldman Sachs - Analyst

Thanks, Scott, appreciate it.

Operator

George Staphos, Bank of America Merrill Lynch.

George Staphos  - BofA Merrill Lynch - Analyst

Thanks. Guys, the question I had for you is in terms of all the activity that you have going on, if you had to respond to a new customer request for a facility, not sure that you actually want to in 2015 in 2016, but do you have the resources that if you did have an award that you could actually start working on it with everything else that you have going on? I had a related question.

John Hayes  - Ball Corporation - Chairman, President, and CEO

That’s a fair question, George, because we do have a wide variety of different projects going on. One of the benefits that we have right now, though, they are distributed. We have a couple of things — in Conroe, Texas and in Mexico that the North American guys and girls are covering off.

In Europe, we’ve got Oss and we’ve got Lublin. In the food and household products side, we have on the tinplate in Chestnut Hill; we’ve got a couple over in Europe with respect to the UK and India, and then over in Asia, we’ve got Myanmar.

So as you see the different management teams, local management teams are not individually overloaded with any of that. If we went forward and there were three new projects or had good return projects in Asia, it would be a stretch for us and I’m not sure — we would have to prioritize that. We don’t see that right now, though.

And so if that were to come, we would just have to evaluate it relative to the resources we have, but it’s a fair question that we think about a lot. Are we making sure it’s distributed enough that we are not taxing our people too much?

Scott Morrison  - Ball Corporation - SVP and CFO

George, if you have some leads for us though, we are ready to pursue them.

George Staphos  - BofA Merrill Lynch - Analyst

I’ll let you know. We’ll talk off-line about the royalty. But all kidding aside, the related follow-ons would be if you had a need, hopefully there won’t be — but let’s say there was a market dislocation, a weak summer, something of that ilk where you then needed to have another discrete cost-out program above and beyond your normal cost reduction program, do you have again the resources to attack something like that if need be?

Similar question, I’m assuming that as you were planning all of these projects and other strategic initiatives you were doing it with an understanding of what your various contract renewals would need to be or look like.

Do you have any significant, specifically in beverage cans, but anywhere you’d like to talk be helpful, contract renewals that we should be mindful 2016 and 2017? If you can update or remind us on that, that would be great. Thanks and good luck in the quarter.

John Hayes  - Ball Corporation - Chairman, President, and CEO

George, this is John, I’ll take the first question about the — if we had to go cost out. We do this all the time. One of the things we don’t talk a lot about is over the last 18, 15 months we’ve been moving towards a shared service model in terms of the back office efficiencies, and we’ve had a little bit of upfront costs getting that up and running. But we expect as we look out the next 24, 36 months that we are going to see a tremendous amount of efficiencies.

Everything from how we pay payroll, for example, to how we administer our benefits, how we invoice our customers. There’s a whole bunch of activities on a regional basis but even a global basis on standing various projects up and offices up.

And then the next step is being able to take those costs out of the local plants or the local regions where they’re inefficient. So, I think there’s a lot of opportunity, and we are actually chomping at the bit to get after some of that. So we are going to be accelerating.

That is what we do each and every day. We are well incentivized to try and take out as much costs as quickly as possible relative to servicing our customers, and so that’s what we’re going to be doing.

If you talk about footprint, we have no plans on the table right now in terms of looking at our footprint because in most of the geographies, if not all the geographies we operate, we are very tight from a capacity point of view. And so I would not anticipate we would do that.

The last question I think was about customers and renewals. We have — as I’m thinking and I look to Scott as well, I can’t think of anything that is abnormal that we have a significant amount of business up for renewal.

We do have — North America just by definition the size of our contracts are large but there’s nothing that stands out. We’ve renewed customer contracts over the past couple of years. They are typically always multiyear contracts. In Europe, we might have a little here and there, but again it’s much — the size of those contracts are much more distributed and smaller.

And then in China, we do have a contract that’s up for renewal at the end of this year that’s probably one of our largest if not our largest over there. So we are very focused on that. Those are the only things that come into my mind.

George Staphos  - BofA Merrill Lynch - Analyst

Thanks for the rundown, John.

John Hayes  - Ball Corporation - Chairman, President, and CEO

Okay, thank you.

Operator

Thank you very much. And Mr. Hayes, we have no further questions on the line. I’ll turn it back to you.

John Hayes  - Ball Corporation - Chairman, President, and CEO

Okay, great. Thank you, Tommy. We appreciate everyone’s support, and we’ll be in touch in the second quarter. Thank you.

Operator

Thank you very much, ladies and gentlemen. This concludes the call for today. We thank you for your participation and ask you to disconnect your lines. Have a good day everyone.

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Additional Information and Where to Find It

This release may be deemed to be solicitation material in respect of the proposed acquisition of Rexam PLC (“Rexam”) by Ball Corporation (“Ball”), including the issuance of shares of Ball common stock in respect of the proposed acquisition. In connection with the foregoing proposed issuance of Ball common stock, Ball expects to file a proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). To the extent Ball effects the acquisition of Rexam as a scheme of arrangement under English law, the issuance of Ball common stock in the acquisition would not be expected to require registration under the Securities Act of 1933, as amended (the “Act”), pursuant to an exemption provided by Section 3(a)(10) under the Act.  In the event that Ball determines to conduct the acquisition pursuant to a takeover offer or otherwise in a manner that is not exempt from the registration requirements of the Act, it will file a registration statement with the SEC containing a prospectus with respect to the Ball common stock that would be issued in the acquisition. INVESTORS AND SECURITY HOLDERS OF BALL ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED ACQUISITION THAT BALL WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BALL, THE PROPOSED ISSUANCE OF BALL COMMON STOCK, AND THE PROPOSED ACQUISITION. The preliminary proxy statement, the definitive proxy statement, any registration statement/prospectus, in each case as applicable, and other relevant materials in connection with the proposed issuance of Ball common stock and the proposed acquisition (when they become available), and any other documents filed by Ball with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by sending a request to: Investor Relations, Ball Corp., 10 Longs Peak Drive, Broomfield, CO 80021-2510.

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